Exhibit 2

Annual General Meeting of BioloneRx Limited To be held August 30, 2011 For Holders as of August 1, 2011 MAIL
•	Mark, sign and date your Voting Instruction Form
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form

All votes must be received by 5.00 pm, Eastern Time August 23, 2011

PROXY TABULATOR FOR BioLineRx LIMITED P.O. BOX 8016 CARY, NC 27512-9903

Annual General Meeting of BioLineRx Limited
Date, August 30, 2011
See Voting Instructions on reverse side

Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. Authorization to purchase a directors' and officers' insurance policy, in light of the registration of the Company’s ADR's for trading on the NASDAQ	☐	☐	☐

1.2 Prior authorization to purchase two-year directors' and officers' insurance policies.	☐	☐	☐

1.3 Changing the Company's reporting regime	☐	☐	☐

A controlling shareholder is:

A shareholder with the ability to control the operations of a company (other than by virtue of service as an office holder) shareholder holding at least 25% of the voting power of the Company, where no other shareholder holds more than 50% of the voting power. For the purpose of "holding" two or more shareholders who each have a personal interest in the approval of a resolution, are deemed as holding together.

■ Authorized signatures – this section must be completed for your instructions to be executed ■ Name: ______________ number of shares: __________________
Signature:___________________________ Date:_________

The undersigned registered owner of  American Depositary Shares hereby requests and instructs the Bank of New York Mellon, as depositary to endeavor, in so far and practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such shares of BiolineRx Ltd. Registered in the name of the undersigned on the books of the Depositary as of the close of business on August 1, 2011 at the Annual General Meeting of the Shareholders of BioLineRx Ltd to be held at their executive offices on August 30, 2011 or any other postponement or adjournment thereof in respect of the resolutions specified on the reverse.

Notes:
1.
Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and return but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.